FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material Fact dated October 11, 2011

MATERIAL FACT
With regard to the currently outstanding “Valores Santander”, for which a prospectus was registered with the Spanish Comisión Nacional del Mercado de Valores on September 19, 2007, Banco Santander hereby gives notice that it received conversion requests in relation to 3,458 of such “Valores Santander” in the ordinary conversion period ended October 3, 2011. Pursuant to the terms of such securities, Banco Santander has issued 1,223,457 new shares in exchange for those “Valores Santander”. The public deed formalising the capital increase was registered with the Commercial Registry of Cantabria on October 10, 2011. The authorisation for the admission to listing of the new shares in the Spanish Stock Exchanges has been granted today and, thus, ordinary trading of such shares will commence tomorrow. These new shares will carry the right to participate in the “Santander Dividendo Elección” program (scrip dividend scheme) to be applied to the second 2011 interim dividend as announced on October 6, 2011.
Boadilla del Monte (Madrid), October 11, 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 11, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President